UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


 QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING
  COMPANY ACT OF 1935.

                  For the quarterly period ended March 31, 2005


                                SCANA Corporation
------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
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                    (Address of principal executive offices)






                                Table of Contents

   Item
    No.             Title                                               Page
----------------------------------------------------------------------------


     1   Organization Chart                                               2

     2   Issuances and Renewals of Securities and Capital Contributions   3

     3   Associate Transactions                                           3

     4   Summary of Aggregate Investment                                  5

     5   Other Investments                                                6

     6   Financial Statements and Exhibits                                7




ITEM 1 - ORGANIZATION CHART

                 Name                        Energy                                              Percentage
                  of                            or           Date                State         of Voting
              Reporting                   Gas - related       of                   of         Securities   Nature of
               Company                       Company     Organization        Organization        Held      Business

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy    September 8, 1987  South Carolina     100%   Renders energy management
                                                                                                         services

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy    April 7, 2000       Delaware           40%   Production and sale of
                                                                                                       synthetic fuel
      Coaltech No. 1 LP                       Energy    March 7, 1997       Delaware           25%   Production and sale of
                                                                                                       synthetic fuel

   SCANA Energy Marketing, Inc.               Energy    June 30, 1987       South Carolina    100%   Markets natural gas

   ServiceCare, Inc.                          Energy    September 30, 1994  South Carolina    100%   Provides service contracts on
                                                                                                      home appliances and heating
                                                                                                      and air conditioning units

   Primesouth, Inc.                           Energy    August 25, 1986     South Carolina    100%   Renders power plant management
                                                                                                     and maintenance and other
                                                                                                     services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy    December 30, 1994   North Carolina    100%   Sells, installs and services
                                                                                                      compressed natural
                                                                                                      gas conversion equipment

      PSNC Blue Ridge Corporation             Energy    August 31, 1992     North Carolina    100%   Renders energy management
                                                                                                     services

     PSNC Cardinal Pipeline Company           Energy    December 1, 1995    North Carolina    100%   Transportation of natural gas

   SCG Pipeline, Inc.                         Energy    April 10, 2001      South Carolina    100%   Transportation of natural gas

   Cogen South LLC                            Energy    June 1, 1996        Delaware           50%   Operates boilers and turbines
                                                                                                      at a cogeneration facility

   South Carolina Pipeline Corporation        Energy    September 9, 1977   South Carolina    100%   Purchases, sells and transports
                                                                                                      natural gas

   SCANA Corporate Security Services, Inc.    Energy    March 19, 2004      South Carolina    100%   Renders technical, operational
                                                                                                     and management services

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                   Principal    Issue                Person to     Collateral  Consideration
                                                   Amount of      or     Cost of   Whom Security   Given with    for Each
Company Issuing Security  Type of Security Issued  Security    Renewal   Capital    Was Issued      Security     Security
------------------------  -----------------------  --------    -------   -------    ----------      --------     --------

None

Company Contributing Capital                     Company Receiving Capital                        Amount of Capital Contribution

South Carolina Electric
  & Gas Company                                   SC Coaltech No. l LP                                           $3,600,000
South Carolina Electric
   & Gas Company                                  Coaltech No. l LP                                              $1,190,989

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

                                                                                                Indirect
Reporting Company             Associate Company      Types of Services           Direct Costs     Costs    Cost of    Total Amount
Rendering Services           Receiving Services           Rendered                  Charged      Charged   Capital       Billed
------------------           ------------------           --------                  -------     ---------- -------       ------

SC  Coaltech No. 1 LP         South Carolina Electric
                                & Gas Company           Synthetic fuel sales         $35,069,855       -       -       $35,069,855
Coaltech No. 1 LP             South Carolina Electric
                                & Gas Company           Synthetic fuel sales         $15,830,527       -       -       $15,830,527
SCG Pipeline, Inc.            SCANA Energy
                               Marketing, Inc.          Gas transportation            $1,426,083       -       -        $1,426,083
SCG Pipeline, Inc.            South Carolina Pipeline
                               Corporation              Gas services                     $84,544       -       -           $84,544
South Carolina Pipeline
  Corporation                 South Carolina Electric
                               & Gas Company            Gas sales and construction  $128,174,885    $2,921     -      $128,177,806
South Carolina Pipeline
  Corporation                 SCG Pipeline, Inc.        Operation of pipeline            $97,847    18,752     -          $116,599
South Carolina Pipeline
  Corporation                 ServiceCare, Inc.         Administrative                      $178       -       -              $178
South Carolina Pipeline
  Corporation                 SCANA Energy
                                Marketing, Inc.        Software                          $4,034       -       -            $4,034
SCANA Energy Marketing, Inc.  South Carolina Pipeline
                                Corporation            Software                         $16,899       -       -           $16,899
SCANA Energy Marketing, Inc.  Public Service Company
                                of North Carolina,
                                Incorporated            Software                          $5,969       -       -            $5,969
SCANA Energy Marketing, Inc.  ServiceCare, Inc.         Administrative                  $154,227       -       -          $154,227
SCANA Energy Marketing, Inc.  South Carolina Electric
                                & Gas Company          Gas sales, office rent
                                                        and maintenance              $20,244,667       -       -       $20,244,667
Primesouth, Inc.              South Carolina Electric
                               & Gas Company           Management and operation      $1,287,897       -       -        $1,287,897
ServiceCare, Inc.             SCANA Energy
                               Marketing, Inc.         Administrative                         -       -    $2,278          $2,278



PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

 Associate Company          Reporting Company     Type of Services             Direct Costs      Indirect      Cost of  Total Amount
 Rendering Services         Receiving Services        Rendered                    Charged      Costs Charged   Capital    Billed
 ------------------         ------------------        --------                    -------      -------------   -------    ------

South Carolina Electric
  & Gas Company           SC Coaltech No.1 LP       Coal  sales & handling      $37,375,417        -            -       $37,375,417
South Carolina Electric
  & Gas Company           Coaltech No. 1 LP         Coal sales & handling       $16,853,730        -            -       $16,853,730
South Carolina Electric
  & Gas Company           Primesouth, Inc.          Office space rental              $3,561        -            -            $3,561
South Carolina Electric
  & Gas Company           South Carolina Pipeline   Maintenance                    $101,390        -            -          $101,390
                            Corporation
South Carolina Electric
  & Gas Company           SCANA Energy
                            Marketing, Inc.         Maintenance                     $16,789        -            -           $16,789
South Carolina Electric
  & Gas Company           ServiceCare, Inc.         Office space rental
                                                      & maintenance                  $7,572           $22       -            $7,594
SCANA Services, Inc.      Primesouth, Inc.          Administrative                 $878,573        -            -          $879,573
SCANA Services, Inc.      SCG Pipeline, Inc.        Administrative & interest      $297,201       $35,803       -          $333,004
SCANA Services, Inc.      South Carolina Pipeline   Administrative & interest    $5,018,930   $1,000,998        -        $6,019,928
                          Corporation
SCANA Services, Inc.      SCANA Energy
                           Marketing, Inc.          Administrative & interest    $8,355,279   $1,771,211     $73,797    $10,200,287
SCANA Services, Inc.      ServiceCare, Inc.         Administrative & interest      $264,754       $78,478       -          $343,232
Public Service Company
  of North Carolina,
  Incorporated            SCANA Energy
                           Marketing, Inc.          Gas sales & administrative  $10,580,371        -            -       $10,580,371
Public Service Company
  of North Carolina,
  Incorporated            ServiceCare, Inc.         Customer billing charge         $12,960        -            -           $12,960





ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of March 31, 2005             $6,418,717 (A)                Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                        962,808                    Line 2
         Greater of $50 million or line 2                                     $962,808                    Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                                -
             Energy-related business category 2                                                -
             Energy-related business category 3                                                -
             Energy-related business category 4                                                -
             Energy-related business category 5                                                -
             Energy-related business category 6 (B)                              2,936
             Energy-related business category 7 (C)                                            1
             Energy-related business category 8                                                -
             Energy-related business category 9 (D)                                        30,464
             Energy-related business category 10                                               -
                 Total current aggregate investment                             $33,401                    Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                      $929,407         Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                                        -
         Gas-related business category 2                                                        -
                 Total current aggregate investment                                             -
                                                                                    ----------------

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCANA Corporate Security, Inc.

(D) Consists of investment in SCG Pipeline, Inc.




ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-           Other investment in     Other investment in        Reason for difference
             related business               last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------               ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                               $466               $477          Net earnings of subsidiary.

   PSNC Blue Ridge Corporation                      $6,329               $6,233         Other comprehensive income (loss)
                                                                                            from derivatives and net
                                                                                            earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                      $396               $397          Net earnings of subsidiary.

Energy-related business category 4
   ServiceCare, Inc.                                $5,590               $6,147         Net earnings of subsidiary.

Energy-related business category 5
   SCANA Energy Marketing, Inc.                    $14,401               $42,955        Other comprehensive income (loss)
                                                                                            from derivatives and net
                                                                                        earnings
                                                                                            of subsidiary.
Energy-related business category 6
   Cogen South LLC                                 $10,293               $10,801        Net earnings of investment.

Energy-related business category 7
   Primesouth, Inc.                                $18,077               $17,693        Net earnings of subsidiary, offset
                                                                                           by dividends declared.

Energy-related business category 9
   PSNC Cardinal Pipeline Company                  $15,256               $14,645        Net earnings of subsidiary,
                                                                                        offset by
                                                                                          repayment of advance.

   South Carolina Pipeline Corporation           $213,524               $215,360        Net earnings of subsidiary, offset
                                                                                            by dividends declared.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit    A-1   SC Coaltech No. 1 LP Balance Sheet as of March 31, 2005 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit    A-2   SC Coaltech No. 1 LP Income Statement for the Periods ended
                 March 31, 2005-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    B-1   SCANA Resources, Inc. Balance Sheet as of March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    B-2   SCANA Resources, Inc. Income Statement for the Periods ended
                 March 31, 2005-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    C-1   SCANA Energy Marketing, Inc. Balance Sheet as of March 31, 2005
                 -filed under confidential treatment pursuant to Rule 104(b)
Exhibit    C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
                 ended March 31, 2005-filed under confidential treatment
                 pursuant to Rule 104(b)
Exhibit    D-1   ServiceCare, Inc. Balance Sheet as of March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    D-2   ServiceCare, Inc. Income Statement for the Periods ended
                 March 31, 2005-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    E-1   Primesouth, Inc. Balance Sheet as of March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    E-2   Primesouth, Inc. Income Statement for the Periods ended March
                 31, 2005-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    F-1   Clean Energy Enterprises, Inc. Balance Sheet as of March 31,
                 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
                 ended March 31, 2005-filed under confidential treatment
                 pursuant to Rule 104(b)
Exhibit    G-1   PSNC Blue Ridge Corporation Balance Sheet as of March 31, 2005-
                 filed under confidential treatment pursuant to Rule 104(b)
Exhibit          G-2 PSNC Blue Ridge Corporation Income Statement for the
                 Periods ended March 31, 2005 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    H-1   SCG Pipeline, Inc. Balance Sheet as of March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    H-2   SCG Pipeline, Inc. Income Statement for the Periods ended March
                 31, 2005-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    I-1   Coaltech No. 1 LP Balance Sheet as of March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    I-2   Coaltech No. 1 LP Income Statement for the Periods ended
                 March 31, 2005-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    J-1   Cogen  South LLC Balance Sheet as of March 31, 2005-filed
                 under confidential treatment pursuant to Rule 104(b)
Exhibit          J-2 Cogen South LLC Income Statement for the Periods ended
                 March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    K-1   PSNC Cardinal Pipeline Company Balance Sheet as of March 31,
                 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit          K-2 PSNC Cardinal Pipeline Company Income Statement for
                 the Periods ended September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit          L-1 South Carolina Pipeline Corporation Balance Sheet as
                 of March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)

Exhibit          L-2 South Carolina Pipeline Corporation Income Statement
                 for the Periods ended March 31, 2005-filed under
                 confidential treatment pursuant to Rule 104(b)
Exhibit    M-1   SCANA Corporate Security Services, Inc. Balance Sheet as of
                 March 31, 2005-filed under confidential treatment pursuant to
                 Rule 104(b)
Exhibit    M-2   SCANA Corporate Security Services, Inc. Income Statement for
                 the Period ended March 31, 2005-filed under confidential treatment pursuant to Rule 104(b)


EXHIBITS
Exhibit    N     Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 13th day of May 2005.



                                SCANA Corporation
                            Registered holding company





                    By:  s/James E. Swan, IV
                         ---------------------------------------

                         James E. Swan, IV
                            (Name)

                         Controller
                         (Title)

                         May 13, 2005
                         (Date)

                                                          Exhibit N



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended December 31, 2004, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





May 13, 2005       By:         s/James E. Swan, IV
                      -------------------------------------------
                               James E. Swan, IV
                               Controller
                               (principal accounting officer)